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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SUPER FOOD SERVICES, INC.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   867884 10 8
                      (CUSIP Number of Class of Securities)

                             NORMAN R. SOLAND, ESQ.
                               NASH-FINCH COMPANY
                            7600 FRANCE AVENUE SOUTH
                             EDINA, MINNESOTA 55435
                                 (612) 844-1153

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:

                              MARK A. KIMBALL, ESQ.
                          OPPENHEIMER WOLFF & DONNELLY
                             3400 PLAZA VII BUILDING
                             45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 344-9272

                                NOVEMBER 22, 1996
             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement.  / /

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                          CUSIP NO. 867884 10 8

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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:  NFC ACQUISITION CORPORATION

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2)   Check the Appropriate Box if a member of a Group
     / /  (a)
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     / /  (b)
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3)   SEC Use Only
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4)   Sources of Funds  BK, AF

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5) / / Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

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6)   Citizenship or Place of Organization  DELAWARE

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     Number of Shares Beneficially Owned by Each Reporting with:

7)   Sole voting power - 100

8)   Shared voting power

9)   Sole dispositive power - 100

10)  Shared dispositive power

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11)  Aggregate amount beneficially owned by each reporting person - 100
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12)  / /  Check if the Aggregate Amount in Row 11 Excludes Certain Shares

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13)  Percent of Class Represented by Amount in Row 11 100%

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14)  Type of Reporting Person  CO

                              CUSIP NO. 867884 10 8
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1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:  NASH-FINCH COMPANY

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2)   Check the Appropriate Box if a member of a Group
     / /  (a)
               --------------------------------------------------
     / /  (b)
               --------------------------------------------------


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3)   SEC Use Only

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4)   Sources of Funds  BK

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5) / /Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

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6)   Citizenship or Place of Organization  DELAWARE

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Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole voting power - 100

8)   Shared voting power

9)   Sole dispositive power - 100

10)  Shared dispositive power

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11)  Aggregate amount beneficially owned by each reporting person - 100

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12)  / /Check if the Aggregate Amount in Row 11 Excludes Certain Shares

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13)  Percent of Class Represented by Amount in Row 11 100%

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14)  Type of Reporting Person CO

     This Amendment No. 2 to Schedule 13D amends the Schedule 14D-1 filed on October 8, 1996 (as amended on October 29, 1996 and November 7, 1996 and on November 12, 1996 in the form of Amendment No. 1 to Schedule 13D), which also served as the initial Schedule 13D ("Schedule 13D"), by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Nash-Finch Company, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding Common Shares, par value $1.00 per share, of Super Food Services, Inc., a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, and hereby further amends such statement on Schedule 13D to add the supplemental information set forth below. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in
     Schedule 14D-1, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

     On October 8, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and the Purchaser, pursuant to which Parent and the Purchaser agreed to commence a cash tender offer (the "Offer") at a price of $15.50 per Share for all outstanding Shares of the Company and, subject to customary terms and conditions, to thereafter proceed with a "cash out" merger (the "Merger") at $15.50 per Share of all Shares not purchased pursuant to the Offer.

     On November 22, 1996 (the "Effective Time"), the Merger was consummated through a merger of the Purchaser into the Company, with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the Effective Time (a) each Share then issued and outstanding (other than (i) Shares held, directly or indirectly, by Parent, the Purchaser or any subsidiary of Parent or in the treasury of the Company or held by any subsidiary of the Company, all of which were cancelled and (ii) Shares held by stockholders who properly exercised appraisal rights under the General Corporation Law of the State of Delaware) was converted into the right to receive $15.50 in cash and (b) each of the 100 shares of Common Stock, par value $.01 per share, of the Purchaser then issued and outstanding was converted into one share of Common Stock of the Surviving Corporation. As a result, Parent owns all of the 100 issued and outstanding shares of Common Stock of the Surviving Corporation.

     At the Effective Time, certain directors of the Parent and the Purchaser became directors of the Surviving Corporation. Following the Merger, the Company will cease to have any class of securities either listed on any stock exchange or required to be registered pursuant to the Securities Exchange Act of 1934, as amended. The Company will terminate registration of the Shares under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Parent beneficially owns 100% of the outstanding shares of Common Stock of the Surviving Corporation. Parent has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of such Shares.

     (c) On November 7, 1996, pursuant to the Offer, Parent and the Purchaser accepted for payment the 10,566,682 Shares (including 157,997 Shares tendered by notice of guaranteed delivery) that had been validly tendered in the Offer. On November 15, 1996, Parent and the Purchaser paid for the 10,557,183 Shares as to which certificates had been physically delivered to the Depositary, at a price of $15.50 per Share, for a total purchase price of $163,636,336.50. Accordingly, the Purchaser acquired a total of 10,557,183 Shares pursuant to the Offer. Certificates for 9,499 Shares tendered by notice of guaranteed delivery were not delivered and, accordingly, were not purchased. On November 22, 1996 any remaining Shares were "cashed out" pursuant to the Merger described above.

     (d) No person other than Parent has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Certificate of Ownership and Merger merging the Purchaser into the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1996          NASH-FINCH COMPANY


                                   By:       /s/ Alfred N. Flaten
                                        ----------------------------------------
                                        Alfred N. Flaten
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                   NFC ACQUISITION CORPORATION


                                   By:       /s/ Alfred N. Flaten
                                        ----------------------------------------
                                        Alfred N. Flaten
                                        PRESIDENT

                                  Exhibit Index

 Exhibit No.                             Description
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 (h)(1) Certificate of Ownership and Merger merging NFC Acquisition Corporation into Super Food Services, Inc.